[Toreador Research & Trading LLC Letterhead]

Letter Agreement

__________, 2006

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Toreador Large Cap Focus Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees on December 12, 2005 (the “Agreement”).

Effective upon the date that the Fund commences investment operations through ______ __, 2008, we hereby agree to reimburse the Fund’s operating expenses and/or agree to reimburse Fund expenses, but only to the extent necessary to maintain the Fund’s net expenses, except brokerage fees and commissions, 12b-1 fees, if any, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses at 1.50% of average daily net assets. Any waiver or reimbursement of an expense by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the expense was incurred; provided that the Fund is able to make the repayment without exceeding the 1.50% expense limitation.

Very truly yours,

Toreador Research & Trading LLC

By:

Name:

Title:

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:

Anthony J. Ghoston, President